William O’Donnell

Executive Vice President and

Chief Accounting Officer

bodonnell1@metlife.com

December 19, 2017

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Filed November 6, 2017

File No. 001-15787

Dear Ladies and Gentlemen:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated December 5, 2017 regarding the Company’s Form 10-Q referenced above.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP and Other Financial Disclosures, page 183

1.	“Operating revenues”, “operating expenses” and “operating earnings” that you identify as non-GAAP measures appear to be titles that are the same as, or confusingly similar to, those used for GAAP financial measures and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please confirm to us that you will revise the titles of these measures in future filings to provide an appropriate description of each measure that complies with Item 10(e).

Management’s Response:

We confirm that, to the extent we include such non-GAAP measures in our filings beginning with 2017 fourth quarter and full-year disclosures, we will revise the titles of those measures to provide an appropriate description of each measure that complies with Item 10(e).

Office of Healthcare & Insurance

Securities and Exchange Commission

December 19, 2017

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-5353. For your convenience, we are filing this letter on EDGAR under the form type label CORRESP.

Sincerely,

/s/ William O’Donnell

William O’Donnell

cc:	Steven A. Kandarian

John C. R. Hele

Stephen W. Gauster